ACCOUNT VALUE ENHANCEMENT ENDORSEMENT

This endorsement is part of Your policy and is effective as of the Policy Date. All definitions, provisions, and exceptions of the policy apply to this endorsement unless changed by this endorsement.

DEFINITION

ACCOUNT VALUE is the Policy Value excluding any values Your policy has in the Loan Account.

ACCOUNT VALUE ENHANCEMENT

In Policy Years 11 and later and provided Your policy is not terminated, We may credit an Account Value Enhancement to Your policy on each Monthly Date. The Account Value Enhancement is not guaranteed, and We reserve the right to change or discontinue it at any time and in accordance with applicable law. The Account Value Enhancement, if any, is based on reduced costs in later Policy Years. The Account Value Enhancement percentage, if any, will be determined on a uniform basis for all policies eligible for an Account Value Enhancement, and any such percentage will be multiplied by Your Account Value to determine the amount of Your Account Value Enhancement. The annual policy statement We provide to You once each year will indicate the amount of any Account Value Enhancement credited to Your policy.

ALLOCATION OF ACCOUNT VALUE ENHANCEMENT

We will allocate any Account Value Enhancement according to Your most recent premium allocation instructions on file with Us.

[ /s/ Deanna D. Strable-Soethout ]
President

Principal National Life Insurance Company
Des Moines, Iowa 50392-0001

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